

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Gene S. Cartwright, Ph.D.
Chief Executive Officer
Guided Therapeutics, Inc.
5835 Peachtree Corners East, Suite D
Norcross, Georgia 30092

> **Re: Guided Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2018**
> **File No. 333-225613**

Dear Dr. Cartwright:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.


Division of Corporation Finance
Office of Electronics and Machinery


cc: Chase Chandler, Esq.